                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                               CASH SYSTEMS, INC.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                    14756B102
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                                 (CUSIP NUMBER)

                            033 ASSET MANAGEMENT, LLC
                           125 HIGH STREET, SUITE 1405
                           BOSTON, MASSACHUSETTS 02110
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   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
                              AND COMMUNICATIONS)

                               - with copies to -

                           MICHAEL G. TANNENBAUM, ESQ.
                  TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
                          900 THIRD AVENUE - 13TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 508-6700

                                DECEMBER 22, 2004
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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                                Page 1 of 6 Pages

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CUSIP No. 14756B102                                            Page 2 of 6 Pages

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1.
        NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        033 ASSET MANAGEMENT, LLC
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2.
        CHECK THE APPROPRIATE BOX IF A GROUP*                                (a)
                                                                             (b)
        INAPPLICABLE
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3.      SEC USE ONLY

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4.
        SOURCES OF FUNDS

        WC
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)

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6.
        CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE, USA
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                    7.      SOLE VOTING POWER          1,340,500

    NUMBER OF       ------------------------------------------------------------
      SHARES
   BENEFICIALLY     8.      SHARED VOTING POWER        --
     OWNED BY
       EACH         ------------------------------------------------------------
    REPORTING       9.      SOLE DISPOSITIVE POWER     1,340,500
   PERSON WITH
                    ------------------------------------------------------------

                    10.     SHARED DISPOSITIVE POWER   --
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,340,500

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     8.5%

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14.     TYPE OF REPORTING PERSON*

        IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 14756B102                                            Page 3 of 6 Pages

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ITEM 1  SECURITY AND ISSUER

         Title of Class of Securities

         Common stock $.001 par value per share (the "Shares")

         Name and Address of Issuer

         Cash Systems, Inc.
         3201 West County Road 42, Suite 106
         Burnsville,  MN  55306

ITEM 2  IDENTITY AND BACKGROUND

         (a)    033 Asset Management, LLC (the "Manager")

         (b)    125 High Street, Suite 1405 Boston, Massachusetts 02110

         (c)    The Manager serves as an investment manager to investment
                vehicles.

         (d) - (e) During the last five years, neither the Manager nor any of its principals, nor any family members of principals of the Manager who own, directly or beneficially, shares of the Issuer, to the best of its, his or her knowledge, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)    Delaware, USA

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Manager is the investment manager of (i) 033 Growth Partners I, L.P., (ii)
033 Growth Partners II, L.P., (iii) Oyster Pond Partners, L.P. and (iv) 033
Growth International Fund, Ltd. (together, the "Funds"). The Manager caused the
Funds to purchase the Shares using their working capital.

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CUSIP No. 14756B102                                            Page 4 of 6 Pages

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ITEM 4   PURPOSE OF TRANSACTION

         The Manager intends to evaluate the business and business prospects of the Issuer and its present and future interest in, and intentions with respect to, the Issuer, and in connection therewith may from time to time consult with management and other shareholders of the Issuer.

         Other than as described above, the Manager does not have any plans or proposals, which would result in any of the following:

         (a) the acquisition by any person of additional securities of the
Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.

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CUSIP No. 14756B102                                            Page 5 of 6 Pages

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ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Manager may be deemed, for purposes of Rule 13d-3 under the
Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,340,500 Shares owned by the Funds representing approximately 8.5%
of the Issuer's outstanding Shares. (The Funds' percentage ownership was calculated based upon an aggregate of 15,753,445 Shares outstanding as of
November 8, 2004, as reported on the Issuer's latest Quarterly Report on Form
10-Q for the quarter ending September 30, 2004 filed with the Securities and
Exchange Commission on November 15, 2004). The Manager disclaims any economic interest or beneficial ownership of the Shares covered by this Statement, except for its pecuniary interest therein. Additionally, certain principals of the
Manager are also principal of 033 Capital, LLC, the general partner of three of the Funds, and these individuals may be deemed to have an indirect pecuniary interest in a portion of the Shares owned by the relevant Funds, as to which the
Manager disclaims any economic or beneficial interest.

         (c)    N/A

         (d)    None.

         (d)    Inapplicable.

         (e)    Inapplicable.

ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

                None.

ITEM 7    MATERIAL TO BE FILED AS EXHIBITS

                None.

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CUSIP No. 14756B102                                            Page 6 of 6 Pages

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         December 28, 2004
                                                         -----------------------
                                                             (Dated)

                                                         /s/ Lawrence C. Longo
                                                         -----------------------
                                                              (Signature)

                                                         Chief Operating Officer
                                                         -----------------------
                                                                 (Title)